Mail Stop 4561

August 20, 2008

Via Facsimile and U.S. Mail

Mr. Jonathan Z. Cohen
Chief Executive Officer and President
Resource Capital Corp.
712 5th Avenue, 10th Floor
New York, NY 10019

> **Re:** **Resource Capital Corp.**
> **Form 10-K for the year ended December 31, 2007**
> **Filed March 17, 2008**
> **File No. 001-32733**

Dear Mr. Cohen:

We have reviewed your response letter dated August 18, 2008 and have the following additional comment. If you disagree with our comment, we will consider your explanation as to why our comment is not applicable. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 11. Executive Compensation

How We Determined 2007 Compensation Amounts, page 130

1. We note your response to our prior comment 3 that equity compensation is based on a qualitative evaluation of your performance and each NEO's contribution to such performance. We also note your proposed additional language noting that equity awards are determined by Resource America's compensation committee and then approved by your compensation committee. We further refer to the statements on page 128 that "[y]our Compensation Committee, in conjunction with Resource America's compensation committee, determines equity

compensation for [y]our NEOs," and that "[your] committee determines the equity awards for [y]our CEO." Please clarify in future filings, if true, that Resource America's compensation committee determines equity compensation based on a discretionary evaluation of your performance and clarify the extent to which your compensation committee makes recommendations, if any, to Resource America's compensation committee in determining any equity awards or other compensation awarded to your NEOs.

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As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response. Please submit a response letter on EDGAR and provide any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comment.

You may contact Kristina Aberg, Attorney-Advisor, at (202) 551-3404 or me at (202) 551-3401 if you have questions regarding these comments or any other questions.

Sincerely,

Jennifer Gowetski
Senior Counsel

cc: David J. Bryant
       Chief Financial Officer